UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated November 17, 2009, announcing that the Company has signed an agreement with Deutsche Schiffsbank on waiver terms for $117.5 million of debt

Exhibit 1

DRYSHIPS ANNOUNCES IT HAS SIGNED

AGREEMENT WITH DEUTSCHE SCHIFFSBANK ON WAIVER TERMS FOR $117.5 MILLION OF DEBT

ATHENS, GREECE - November 17, 2009- DryShips Inc. (NASDAQ:DRYS) (the "Company" or "Dryships"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that it has signed an agreement with Deutsche Schiffsbank on waiver terms for two facilities with an aggregate of $117.5 million of its outstanding debt.

George Economou, Chairman and Chief Executive Officer, commented: “I am delighted to report that with the signing of the Deutsche Schiffsbank waiver, we have now obtained all the necessary waivers for  all of our outstanding debt. This resolves all cross default issues and is expected to result in the normal classification of our long term debt on our balance sheet. We would like to thank our banks for being extremely supportive of the company. DryShips is in a strong position to take advantage of the distressed opportunities that are emerging from banks, shipyards and other sources”.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 17, 2009	By: /s/George Economou
George Economou Chief Executive Officer